Loeb & Loeb LLP 345 Park Avenue New York, NY 10154	Main Fax	212.407.4000 212.407.4990

April 19, 2024

Via EDGAR

Division of Corporation Finance

Office of Energy & Transportation

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attn:	Ameen Hamady Jennifer Monick Kibum Park David Link

Re: Genesis Growth Tech Acquisition Corp.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

Filed March 21, 2024

File No. 001-41138

Ladies and Gentlemen:

On behalf of Genesis Growth Tech Acquisition Corp. (the “Company”), we are hereby responding to the letter dated April 11, 2024 (the “Comment Letter”) from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), regarding the Company’s Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A, filed on March 21, 2024, File No. 001-41138 (the “Proxy Statement”). In response to the Comment Letter and to update certain information in the Registration Statement, the Company is filing amendment No. 3 to the Proxy Statement (the “Amendment No. 3”) with the Commission today.

For ease of reference, the text of the Staff’s comment is included in bold-face type below, followed by the Company’s response.

Amendment No. 2 to Preliminary Proxy Statement on Schedule 14A

General

1. We note your response to prior comment 2. Please remove or revise your disclosure stating that Genesis Sponsor and its affiliates’ total potential ownership interest in the combined company would be $2,732,707,500. While we note that you have used the closing price of Genesis SPAC’s ordinary shares on the OTC, which was $12 as of March 18, 2024, in your calculation, such a price may not reflect the significant dilutive effect from the warrant exchange transaction with Genesis Sponsor. Specifically, we note that pursuant to the warrant exchange, 8,875,000 private placement warrants will be cancelled in full and, in consideration therefor, 221,875,000 Class A ordinary shares will be issued to Genesis Sponsor.

RESPONSE: The Company acknowledges the Staff's comment and has added responsive disclosure on pages 28, 29, 30, 73, 74, 75, 76 and 89 of Amendment No. 3.

2. We note your response to prior comment 4. Please revise your statement about $11.43 million “at risk” to explain that “Genesis Sponsor and its affiliates have spent approximately $11.43 million to date with respect to Genesis SPAC” as you did in your correspondence.

RESPONSE: The Company has revised the disclosure throughout Amendment No. 3 to indicate that Genesis Sponsor and its affiliates have spent approximately $11.43 million to date with respect to Genesis SPAC.

Summary

Anticipated Accounting Treatment, page 28

3. We note your response to prior comment 1 and your revision to your filing to disclose that the Contributed Assets will be assigned a value of $0. Please further revise your filing to expand your disclosure to narratively describe the pro forma effects of all elements of the Contribution and Business Combination Agreement, including but not limited to, the $21 million obligation to pay MindMaze and its impact on your financial statements. In addition, please expand your disclosure to narratively describe the pro forma effects of the Warrant Exchange Agreement. Your enhanced disclosure should include, but not be limited to, the dilutive impact resulting from the issuance of 221,875,000 Class A ordinary shares to Genesis Sponsor. Reference is made to Rule 11-02 of Regulation S-X.

RESPONSE: The Company acknowledges the Staff's comment and has added responsive disclosure on pages 28, 29, 30, 73, 74, 75, 76 and 89 of Amendment No. 3.

Please call Andrei Sirabionian of Loeb & Loeb LLP at (212) 407-4089 if you would like additional information with respect to any of the foregoing. Thank you.

Sincerely,

/s/ Loeb & Loeb LLP
Loeb & Loeb LLP